

January 25, 2013

Via E-mail
Mr. Weiliang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen, China

> **Re: China Ceetop.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 28, 2012**
> **File No. 000-53307**

Dear Mr. Liu,

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Your filing indicates that the majority stockholders, representing approximately 71.67% of the total issued and outstanding common shares of common stock, approved the corporate name change. However, the "Security Ownership of Certain Beneficial Owners and Management" table reflects one shareholder who beneficially holds 3.827% of your outstanding shares. As a result, it is unclear to us how you were able to obtain stockholder approval without conducting a solicitation, which would have necessitated filing a Schedule 14A. Please advise us as to how you obtained stockholder approval, with a view to explaining how you obtained the requisite consents and, if you solicited such consents, why you have not filed a Schedule 14A. Please also tell us who these stockholders are and what their relationship is to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Jeffrey M. Stein
        JMS Law Group, PLLC